Exhibit 99.2

GDS HOLDINGS LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON June 5, 2023

Dear Shareholders,

Notice is hereby given that GDS Holdings Limited, a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders (the “Meeting”) at Beijing Meeting Room, F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai, P.R.C. at 4:00 p.m. (China Standard Time) on June 5, 2023 for the following purposes. A meeting of the holders of the Class A ordinary shares will be at the same place at 5:00 p.m. (China Standard Time) on June 5, 2023, a meeting of the holders of the preferred shares will be at the same place at 5:30 p.m. (China Standard Time) on June 5, 2023, and a meeting of the holders of the Class B ordinary shares will be at the same place at 6:00 p.m. (China Standard Time) on June 5, 2023. The notices of the above meetings have been dispatched.

To table the financial statements of the Company for the year ended December 31, 2022, as contained in the annual report on Form 20-F and the Hong Kong annual report of the Company issued on April 4, 2023.

Proposal 1

Mr. William Wei Huang (“Mr. Huang”), Chairman and Chief Executive Officer of the Company, beneficially owns 77,935,840 ordinary shares (comprising 18,457,504 Class A ordinary shares in the form of American Depositary Shares (“ADSs”) and 59,478,336 Class B ordinary shares owned by him or his associates), representing 5.0018 per cent. of the Company’s total issued share capital as of the date of this notice.

Pursuant to the Company’s articles of association (the “Articles of Association”), the share capital of the Company shall be divided into shares of three classes, Class A ordinary shares, Class B ordinary shares and preferred shares. The Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another other than, among other things, so long as Mr. Huang continues to beneficially own not less than 5% of the then issued share capital of the Company on an as-converted basis (the “Threshold”), the Class B ordinary shares are entitled to cast 20 votes per Class B ordinary share on: (a) the election of a majority of the Directors of the Company in accordance with the provisions of the Articles of Association; and (b) any amendment of Articles of Association that would adversely affect the rights of the holders of the Class B ordinary shares (the “Class B Shares Entitlement”). All Class B ordinary shares are subject to automatic conversion into Class A ordinary shares when, among other things, Mr. Huang ceases to have beneficial ownership in not less than the Threshold.

Reference is made to the Company’s annual report on Form 20-F for the year ended December 31, 2022, Mr. Huang has in the past entered into certain transactions from time to time, including derivative transactions, that have and could have the effect of reducing Mr. Huang’s beneficial ownership in our company. Mr. Huang informed our company that certain variable pre-paid forward sale contract transactions in respect of 30,457,504 ordinary shares beneficially owned by him (the “Subject Ordinary Shares”), which transactions he originally entered into between May 2020 and June 2022, will expire between June 2023 and December 2023. If Mr. Huang chooses to settle these transactions by transferring ownership of the Subject Ordinary Shares1 to the counterparties (i.e. a physical settlement), his beneficial ownership interest in the Company’s total issued share capital would decrease to approximately 2.8%, which is below the Threshold and would trigger an automatic conversion event where all of the remaining Class B ordinary shares held by Mr. Huang will automatically convert into Class A ordinary shares in accordance with Article 9(a)(ii)(B) of the existing Articles of Association.

This will constitute a “change of control” of the Company as Mr. Huang will no longer enjoy the Class B Shares Entitlement and therefore no longer be classified as a controlling shareholder of the Company. A change of control would have potentially material and adverse consequences on the Company, including but not limited to implications for the purposes of China’s national security review regime and anti-monopoly merger filing requirements, as applicable. The Board (including the Independent Directors) has considered the consequences of the potential automatic conversion of all of Mr. Huang’s Class B ordinary shares and determined that it is not in the interests of the Company’s shareholders as a whole if Mr. Huang ceased to be the controlling shareholder of the Company, particularly due to the potential consequential PRC national security review and anti-monopoly merger filing considerations upon such change of control event and the potential adverse impact to the Group’s operation in the PRC due to such review and filing. In addition, a change of control of the Company would also materially adversely affect the Company in a commercial operation perspective as the lenders under certain facility agreements have the right to demand early repayment and customer agreements entered into the Group may be early terminated as such agreements contain change of control clauses.

In order to mitigate the aforementioned risk of a potential change of control, including as a result of the physical settlement of the Subject Ordinary Shares or any further share issues by the Company in future, the Board is seeking the shareholders’ approval to reduce the Threshold, from not less than five per cent. (5%), to not less than two point seventy-five per cent. (2.75%) of the then issued share capital of the Company on an as converted basis, excluding the following shares issued after June 5, 2023, being the date of the special resolutions approving the adoption of the Articles effective from June 5, 2023, from the denominator for the purpose of computing this percentage: (i) shares in the capital of the Company issued in, or upon the conversion, exchange or exercise of convertible securities in accordance with the terms of such convertible securities issued in, equity or equity-linked financings or refinancings (including any related ancillary derivative or share lending arrangement or transaction underlying such convertible securities) undertaken by the Company pursuant to and in accordance with these Articles and (ii) shares in the capital of the Company issued under the Company’s employee equity incentive plan existing as of June 5, 2023 or any other employee share incentive plan(s) that may be approved by the Board, the thresholds for Mr. Huang’s beneficial ownership specified in the following sections of the Company’s Articles of Association:

(i)	in the definition of “Automatic Conversion Event,” below which threshold the Class B ordinary shares shall automatically convert into Class A ordinary shares, and

(ii)	in Article 86(4)(A), and other relevant articles in the Articles of Association, below which threshold the holders of the Class B ordinary shares shall cease to have the right to nominate five (5) Directors (one of which is intended to be Mr. William Wei Huang) for appointment as Directors of our Company.

The effect of the above exclusion of certain events of share issue from the denominator will allow the Company to conduct further share issues and equity and convertible financings as well as providing equity incentive to its employees in future without the issue of shares constituting an Automatic Conversion Event, with the implications set out above, thereby granting the Company greater flexibility in fulfilling its future financing needs. On the basis that all of the Subject Ordinary Shares will be physically settled, Proposal 1 is being adopted by the shareholders and based on the Company’s total issued share capital as of the date of this notice, Mr. Huang’s aggregate voting power with Class A and Class B ordinary shares voting on a 1:1 basis and 1:20 basis respectively is expected to be approximately 2.90% and 37.43%.

1 If any Class B ordinary shares are to be transferred as part of such physical settlement, such Class B ordinary shares shall be converted into Class A ordinary shares in accordance with the Articles of Association prior to the settlement.

Upon consideration, the Board (including the Independent Directors) proposes these amendments to the Articles of Association in order to maintain the continuity of the Company’s existing corporate governance structure and to thereby avoid triggering a change of control and all of the afore-mentioned consequences that would not be in the Company’s best interest. Mr. Huang has also confirmed to the Company that he and his associates (with respect to all of the 18,457,504 Class A ordinary shares in the form of ADSs and 59,478,336 Class B ordinary shares) will abstain from voting with respect to Proposal 1, in both the Meeting and the meeting of the holders of the Class A ordinary shares.

Accordingly, Proposal 1 is to consider and, if thought fit, pass the following resolution as a Special Resolution of all shareholders:

THAT:

(1)	the existing Articles of Association of the Company be and are hereby amended by

(i)	inserting the following new definition of “Minimum Shareholding” in alphabetical order in Article 2(1);

“Minimum Shareholding”	two point seventy-five per cent. (2.75%) of the then issued share capital of the Company on an as converted basis, excluding the following shares issued after June 5, 2023, being the date of the special resolutions approving the adoption of the Articles effective from June 5, 2023, from the denominator for the purpose of computing this percentage: (i) shares in the capital of the Company issued in, or upon the conversion, exchange or exercise of convertible securities in accordance with the terms of such convertible securities issued in, equity or equity-linked financings or refinancings or in any related arrangement or transaction associated with such financing or refinancing undertaken by the Company pursuant to and in accordance with these Articles and (ii) shares in the capital of the Company issued under the Company’s employee equity incentive plan existing as of June 5, 2023 or any other employee share incentive plan(s) that may be approved by the Board.

(ii)	deleting the words “five per cent. (5%) of the then issued share capital of the Company on an as converted basis” in the definition of “Automatic Conversion Event” in Article 2(1) and replacing them with the words “the Minimum Shareholding”;

(iii)	deleting the words “five per cent. (5%) of the then issued share capital of the Company on an as converted basis” in Article 86(4)(A) and replacing them with the words “the Minimum Shareholding”;

(iv)	deleting the words “five per cent. (5%) but continuing to have Beneficial Ownership in not less than two per cent. (2%) of the then issued share capital of the Company on an as converted basis” in Article 86(4)(C) and replacing them with the words “the Minimum Shareholding but continuing to have Beneficial Ownership in not less than two per cent. (2%) of the then issued share capital of the Company on an as converted basis (excluding from the denominator for the purpose of computing this percentage the shares that are excluded from the denominator for computing the Minimum Shareholding)”;

(v)	deleting the words “two per cent. (2%) of the then issued share capital of the Company on an as converted basis” in Article 86(4)(D) and replacing them with the words “two per cent. (2%) of the then issued share capital of the Company on an as converted basis (excluding from the denominator for the purpose of computing this percentage the shares that are excluded from the denominator for computing the Minimum Shareholding)”;

(vi)	deleting the words “five per cent. (5%) of the then issued share capital of the Company on an as converted basis” in Article 86(10) and replacing them with the words the Minimum Shareholding”;

(vii)	deleting the words “five per cent. (5%) of the then issued share capital of the Company on an as converted basis” in Article 114(1) and replacing them with the words the Minimum Shareholding ”;

(2)	the amended and restated Articles of Association of the Company (the “New Articles of Association”), which contain all the amendments reflecting the business approved at this Meeting and a copy of which has been produced to this Meeting and marked “A” and initialled by the chairman of the Meeting, be and is hereby approved and adopted in substitution for and to the exclusion of the existing Articles of Association of the Company with immediate effect; and

(3)	any director or company secretary of the Company be and is hereby authorised to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the foregoing resolutions and the adoption of the New Articles of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in Cayman Islands and Hong Kong.

Proposal 2

In addition to the amendments in Proposal 1, the Board proposes to further amend the Articles of Association to, among other things, reflect and align with changes to the requirements under Appendix 3 of the Listing Rules (known and commonly referred to as the “Core Shareholder Protections”) of The Hong Kong Stock Exchange and incorporate relevant requirements of the applicable laws of the Cayman Islands due to recent changes in Cayman Islands law. The Core Shareholder Protections took effect on 1 January 2022 and are required to be reflected in listed companies’ constitutional documents by such companies’ second annual general meeting held after 1 January 2022.

The Core Shareholder Protections will achieve the following purposes through such amendments to the Articles of Association:

1.	to provide that, in relation to the principal register of Members and branch register of Members which may be closed at such times or for such periods not exceeding in the whole thirty (30) days in each year as the Board may determine and either generally or in respect of any class of shares, such period of thirty (30) days may be extended for a further period or periods not exceeding thirty (30) days in respect of any year if approved by the Members by ordinary resolution;

2.	to provide that in relation to convening a general meeting:

a.	an annual general meeting must be held within six (6) months after the end of the Company’s financial year (unless a longer period would not infringe the Hong Kong Listing Rules, if any);

b.	an annual general meeting may be called by notice of not less than 21 calendar days and any extraordinary general meetings may be called by notice of not less than 14 calendar days;

3.	to provide that all members shall have the right to

a.	speak at a general meeting; and

b.	vote at a general meeting except where a Member is required, by the Hong Kong Listing Rules, to abstain from voting to approve the matter under consideration;

4.	to make corresponding updates in light of the new definition of “close associate” to the relevant articles in relation to any Board resolution approving any contract or arrangement or any other proposal in which any Director or any of his close associates is materially interested;

5.	to provide that a Director shall not vote (nor be counted in the quorum) on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his close associates is materially interested, but this prohibition shall not apply to any of the following matters namely:

a.	the giving of any security or indemnity either:

i.	to the Director or his close associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

ii.	to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his close associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

b.	any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his close associate(s) is/are or is/are to be interested as a participant in the underwriting or sub -underwriting of the offer;

c.	any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including:

i.	the adoption, modification or operation of any employees’ share scheme or any share incentive or share option scheme under which the Director or his close associate(s) may benefit; or

ii.	the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates to the Director, his close associate(s) and employee(s) of the Company or any of its subsidiaries and does not provide in respect of any Director, or his close associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates;

d.	any contract or arrangement in which the Director or his close associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

6.	to clarify that unless otherwise determined by the Directors, the financial year end of the Company shall be 31 of December in each year.

Accordingly, Proposal 2 is to consider and, if thought fit, pass the following resolution as a Special Resolution:

THAT:

(1)	the existing Articles of Association of the Company be and are hereby amended by

(i)	inserting the following new definition of “close associate” in alphabetical order in Article 2(1):

“ close associate”	in relation to any Director, shall have the same meaning as defined in the Hong Kong Listing Rules, except that for purposes of Article 100 where the transaction or arrangement to be approved by the Board is a connected transaction referred to in the Hong Kong Listing Rules, it shall have the same meaning as that ascribed to “associate” in the Hong Kong Listing Rules.

(ii)	deleting the existing definition of “Law” in Article 2(1), replacing it with the following new definition of “Act” in alphabetical order in Article 2(1) and amending all references in the existing Articles to “Law” to “Act” wherever they appear:

“Act”	the Companies Act, Cap. 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands and any amendments thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor.

(iii)	inserting the words “and Section 19” immediately after the words “Section 8” in Article 2(2)(i);

(iv)	inserting the following language at the end of existing Article 44:

“The period of thirty (30) days may be extended for a further period or periods not exceeding thirty (30) days in respect of any year if approved by the Members by ordinary resolution.

(v)	deleting existing Article 56 in its entirety and replacing it with the following new Article 56:

“56.	An annual general meeting of the Company shall be held in each financial year and such annual general meeting must be held within six (6) months after the end of the Company’s financial year (unless a longer period would not infringe the Hong Kong Listing Rules, if any), at such time and place as may be determined by the Board.”

(vi)	deleting existing Article 59 in its entirety and replacing it with the following new Article 59:

“59.	(1) An annual general meeting may be called by not less than 21 calendar days’ Notice and any extraordinary general meeting may be called by not less than 14 calendar days’ Notice but if permitted by the Hong Kong Listing Rules, a general meeting may be called by shorter notice, subject to the Act, if it is so agreed:

(a)	in the case of a meeting called as an annual general meeting, by all the Members entitled to attend and vote thereat; and

(b)	in the case of any other meeting, by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent. (95%) in nominal value of the issued shares giving that right.

(2) The notice shall specify the time and place of the meeting and, in case of special business, the general nature of the business. The notice convening an annual general meeting shall specify the meeting as such. Notice of every general meeting shall be given to all Members other than to such Members as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, to all persons entitled to a share in consequence of the death or bankruptcy or winding-up of a Member and to each of the Directors and the Auditors.”

(vii)	deleting existing Article 69 in its entirety and replacing it with the following new Article 69:

“69.	All Members shall have the right to (a) speak at a general meeting; and (b) vote at a general meeting except where a Member is required, by the Hong Kong Listing Rules to abstain from voting to approve the matter under consideration.”

(viii)	deleting existing Article 101 in its entirety and replacing it with the following new Article 101:

“101.	(1)	A Director shall not vote (nor be counted in the quorum) on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his close associates is materially interested, but this prohibition shall not apply to any of the following matters namely:

(i)	the giving of any security or indemnity either:-

(a)	to the Director or his close associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(b)	to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his close associate(s) has himself/ themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(ii)	any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his close associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iii)	any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including:

(a)	the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which the Director or his close associate(s) may benefit; or

(b)	the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates to the Director, his close associate(s) and employee(s) of the Company or any of its subsidiaries and does not provide in respect of any Director, or his close associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; or

(iv)	any contract or arrangement in which the Director or his close associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.

(2)	Following a declaration being made pursuant to the last preceding two Articles, subject to the provisions of Article 101(1), any separate requirement for Audit Committee approval under applicable law or the listing rules of the Company’s Designated Stock Exchange, and unless disqualified by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or proposed contract or arrangement in which such Director is interested and may be counted in the quorum at such meeting.”

(ix)	deleting existing Article 163 in its entirety and replacing it with the following new Article 163:

“163.	(1)	Subject to Article 163(2), the Board shall have power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up.

(2)	Unless otherwise provided by the Act, a resolution that the Company be wound up by the court or be wound up voluntarily shall be a special resolution.”; and

(x)	inserting the following heading and new Article 168 immediately following existing Article 167:

“FINANCIAL YEAR

168.	Unless otherwise determined by the Directors, the financial year end of the Company shall be 31 December in each year.”;

(2)	the amended and restated Articles of Association of the Company (the “New Articles of Association”), which contains all the amendments reflecting the business approved at this Meeting and a copy of which has been produced to this Meeting and marked “A” and initialled by the chairman of the Meeting, be and is hereby approved and adopted in substitution for and to the exclusion of the existing Articles of Association of the Company with immediate effect; and

(3)	any director or company secretary of the Company be and is hereby authorised to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the foregoing resolutions and the adoption of the New Articles of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in Cayman Islands and Hong Kong.

Proposal 3

In addition to the amendments in Proposal 1 and Proposal 2, the Board proposes to further amend the Articles of Association to update the definition of STT and amend the Memorandum of Association to increase the authorised share capital of the Company.

Accordingly, Proposal 3 is to consider and, if thought fit, pass the following resolution as a Special Resolution:

THAT:

(1)	the existing Articles of Association of the Company be and are hereby amended by deleting the existing definition of “STT” in Article 2(1), replacing it with the following new definition of “STT” in alphabetical order in Article 2(1):

“STT”	STT GDC Pte. Ltd., (a company incorporated with limited liability in Singapore and a wholly-owned subsidiary of Singapore Technologies Telemedia Pte Ltd.) or any other direct or indirect wholly-owned subsidiary of Singapore Technologies Telemedia Pte Ltd to which STT GDC Pte. Ltd. has transferred all of the Beneficial Ownership in the issued share capital of the Company.

(2)	the amended and restated Articles of Association of the Company (the “New Articles of Association”), which contains all the amendments reflecting the business approved at this Meeting and a copy of which has been produced to this Meeting and marked “A” and initialled by the chairman of the Meeting, be and is hereby approved and adopted in substitution for and to the exclusion of the existing Articles of Association of the Company with immediate effect; and

(3)	any director or company secretary of the Company be and is hereby authorised to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the foregoing resolutions and the adoption of the New Articles of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in Cayman Islands and Hong Kong.

Due to the multiple rounds of equity and equity-linked financings to fund the Company’s growth, the Company has only 335,045,345 Class A ordinary shares left for issue in its authorised share capital. To allow the Company to issue Class A ordinary shares in the future it is necessary to increase the Company’s authorised share capital.

The Board proposes to increase the authorised share capital of the Company by the creation of an additional 1,500,000,000 Class A ordinary shares, and make other relevant changes to the memorandum of association of the Company.

Accordingly, Proposal 3 is also to consider and, if thought fit, pass the following resolution as a Special Resolution of all shareholders:

THAT:

(1)	the authorized share capital of the Company be and is hereby increased from US$100,100 divided into 2,002,000,000 shares of a nominal or par value of US$0.00005, of which 1,800,000,000 shall be designated as Class A ordinary shares, 200,000,000 shall designated as Class B ordinary and 2,000,000 shall be designated as preferred shares to US$175,100 divided into 3,502,000,000 shares of a nominal or par value of US$0.00005, of which 3,300,000,000 shall be designated as Class A ordinary shares, 200,000,000 shall designated as Class B ordinary and 2,000,000 shall be designated as preferred shares by the creation of an additional 1,500,000,000 Class A ordinary shares of a nominal or par value of US$0.00005 each;

(2)	the existing memorandum of Association of the Company be and is hereby amended by

(i)	amending all references in the existing memorandum of association to “Law” to “Act” wherever they appear;

(ii)	deleting the word “Codan” in clause 2 of the memorandum of association and replacing it with the word “Conyers”;

(iii)	deleting existing clause 8 in its entirety and replacing it with the following new clause 8:

“8.	The share capital of the Company is US$175,100 divided into 3,502,000,000 shares of a nominal or par value of US$0.00005, of which 3,300,000,000 shall be designated as Class A ordinary shares, 200,000,000 shall designated as Class B ordinary and 2,000,000 shall be designated as preferred shares.”

(3)	the amended and restated Memorandum of Association of the Company (the “New Memorandum of Association”), which contains all the amendments contained in this special resolution and a copy of which has been produced to this Meeting and marked “A” and initialled by the chairman of the Meeting, be and is hereby approved and adopted in substitution for and to the exclusion of the existing Memorandum of Association of the Company with immediate effect; and

(4)	any director or company secretary of the Company be and is hereby authorised to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the foregoing resolutions and the adoption of the New Memorandum of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in Cayman Islands and Hong Kong.

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

Proposal 4

That Mr. Gary J. Wojtaszek be re-elected as a director of the Company.

Proposal 5

That Mr. Satoshi Okada be re-elected as a director of the Company.

Proposal 6

That the appointment of KPMG Huazhen LLP as independent auditor of the Company for the fiscal year ending December 31, 2023 be confirmed.

Proposal 7

That the Board of Directors of the Company be authorized to allot or issue, in the 12-month period from the date of the Meeting, ordinary shares or other equity or equity-linked securities of the Company up to an aggregate thirty per cent. (30%) of its existing issued share capital of the Company at the date of the Meeting, whether in a single transaction or a series of transactions (OTHER THAN any allotment or issues of shares on the exercise of any options that have been granted by the Company).

Proposal 8

That each of the directors and officers of the Company be authorized to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

The Company filed its annual report on Form 20-F and submitted its Hong Kong annual report for the fiscal year ended December 31, 2022 with the U.S. Securities and Exchange Commission and to the Stock Exchange of Hong Kong Limited, respectively, on April 4, 2023 (China Standard Time), which annual reports may be accessed on the Company’s investor relations website at investors.gds-services.com, on the SEC’s website at www.sec.gov (for the annual report on Form 20-F) and on the HKEx’s website at www.hkexnews.hk (for the Hong Kong annual report). The Company will provide hardcopies of the annual reports, free of charge, to its shareholders and the holders of the Company’s American depositary shares (“ADS”) upon request submitted to ir@gds-services.com.

You can find more information about the agenda in the attached proxy statement.

The Board of Directors of the Company has fixed the close of business on May 22, 2023 (China Standard Time) as the record date (the “Shares Record Date”) for determining the holders of our ordinary shares and Series A convertible preferred shares entitled to receive notice of and to vote at the Meeting or any adjourned or postponed meeting thereof. Accordingly, only holders of our ordinary shares and Series A convertible preferred shares registered in the register of members of the Company at the close of business on the Shares Record Date are entitled to attend and vote at the Meeting or at any adjournment that may take place. The share register of the Company will not be closed. Holders of American depositary shares (the “ADSs”) issued by JPMorgan Chase Bank, N.A. (“JPMorgan”), as depositary of the ADSs, and representing our Class A ordinary shares are not entitled to attend or vote at the Meeting. Holders of ADSs as of close of business on May 22, 2023, New York time will be able to instruct JPMorgan, as to how to vote the Class A ordinary shares represented by such ADSs. Holders of the Company’s ADS who wish to exercise their voting rights for the underlying shares must act through JPMorgan.

We cordially invite all shareholders of the Company to attend the Meeting in person. We encourage shareholders planning to attend the Meeting in person to preregister by sending an email to ir@gds-services.com. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Any representative of a corporate shareholder attending the Meeting would need to produce a letter/board resolutions showing the authorization to represent such shareholder to the Company.

Whether or not you propose to attend the Meeting in person, you are strongly advised to complete and return the form of proxy in accordance with these instructions. For holders of Class A ordinary shares registered on our branch register of members in Hong Kong, to be valid, the form must be completed and returned by mail or by hand to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong as soon as possible and in any event not later than 48 hours before the time for holding the Meeting or any adjourned meeting. For holders of ordinary shares or Series A convertible preferred shares registered on our principal register of members in the Cayman Islands, to be valid, the form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a certified copy of that power or authority) to the attention of Cathy Zhang, Legal Counsel, GDS Holdings Limited, F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai 200137, P.R.C., +86-21-20292200, as soon as possible and in any event not later than 48 hours before the time for holding the Meeting or any adjourned meeting. Returning the completed form of proxy will not preclude you from attending the Meeting and voting in person if you so wish and in such event the proxy shall be deemed to be revoked.

The Notice of the Annual general meeting of Shareholders, the Proxy Card and the Proxy Statement are also available through our website at http://investors.gds-services.com.

By Order of the Board of Directors,
William Huang Wei
Chairman of the Board and
Chief Executive Officer